Contact

www.linkedin.com/in/glenndale-williams (LinkedIn)

Top Skills

Leadership

Customer Service

Public Speaking

Certifications

Diversity, Equity and Inclusion in the Workplace Certificate

Bloomberg Market Concepts

Project Management Professional (PMP)®

BB&T Emerging Leaders Program

Glenndale Williams, MBA, PMP

Specialist Master at Deloitte (Hospital & Healthcare Consultant)

Nashville Metropolitan Area

Experience

Deloitte Consulting

Specialist Master

December 2021 - Present (1 year 7 months)

United States

BLANCHFIELD ARMY COMMUNITY HOSPITAL

Chief Financial Officer

July 2019 - October 2021 (2 years 4 months)

Clarksville, Tennessee Area

US Army

Instructor/Writer AMEDD Basic Officer Leaders Course

June 2015 - April 2017 (1 year 11 months)

Joint Base San Antonio, Ft. Sam Houston TX.

US Army Health Clinic Schofield Barracks

Company Commander/Chief Operating Officer

May 2013 - March 2015 (1 year 11 months)

Honolulu, Hawaii

Tripler Army Medical Center

1 year 9 months

Program Analyst

October 2012 - May 2013 (8 months)

Hawaii

Consultant to Commanding General of the Pacific Regional Medical Command

September 2011 - October 2012 (1 year 2 months)

Hawaii

US Army

Platoon Leader/ Director of Healthcare Operations

September 2009 - September 2011 (2 years 1 month)

Schofield Barracks Hawaii

US Army
Operations Non-Commissioned Officer In Charge
July 2005 - August 2007 (2 years 2 months)
Hawaii

Education

Florida State University
Master of Business Administration - MBA, Business Analytics · (2017 - 2018)

Hawaii Pacific University
Bachelor's Degree · (2007 - 2009)